[LOGO OF Galicia]

FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone  (54-11) 6329-6430
Fax    (54-11) 6329-6494
www.e-galicia.com

              BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS
                 FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

(Buenos Aires, Argentina, November 11, 2008) - Banco de Galicia y Buenos Aires S.A. (the "Bank", Buenos Aires Stock Exchange: GALI) today announced its financial results for the third quarter ended September 30, 2008.

o Net income for the third quarter of FY 2008 amounted to Ps.77.6 million, representing a Ps.70.1 million improvement from the Ps.7.5 million profit recorded in the same quarter of the previous year.

o The Bank's adjusted net income (1) for the third quarter of this fiscal year amounted to Ps.88.2 million, compared to Ps.59.4 million for the same quarter of FY 2007, representing a 48.5% increase.

o At the end of the quarter, the Bank's credit exposure to the private sector amounted to Ps.15,071 million, representing a 21.1% increase during the last year, and a 36.2% annualized increase during the quarter. During the last 12 months, loan growth was concentrated mainly in small and middle-market companies, which were up 24.1%, and in individuals, which were up 20.0%.

o Deposits in Argentina amounted to Ps.14,089 million, with a 13.0% increase in the twelve months ended September 30, 2008 and a 43.7% annualized increase during the quarter. As of the end of the quarter, the Bank's estimated market share of private-sector deposits was 7.96%.

o The Bank continued increasing its adjusted operating income as a result of the increase in its level of activity, while recording at the same time a decrease in the non-accrual loan portfolio and an increase in the coverage of the non-accrual loan portfolio with allowances for loan losses.

----------
(1) Adjusted net income: Net income excluding the adjustment to the valuation of public-sector assets, in accordance with Argentine Central Bank rules and the losses from the amortization of amparo claims.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2008

In the third quarter of FY 2008, the Bank recorded a Ps.77.6 million profit, compared with a Ps.7.5 million profit for the same quarter of the previous year.

Excluding the Ps.2.5 million gain from the adjustment to the valuation of public-sector assets and the Ps.13.1 million loss from the amortization of amparo claims, the adjusted net income for the third quarter of FY 2008 amounted to Ps.88.2 million, compared to a Ps.59.4 million profit in the same quarter of the previous year. The latter figure excludes a Ps.17.2 million loss from the adjustment to the valuation of public-sector assets and a Ps.34.7 million loss from the amortization of differences for amparo claims.

The higher adjusted net income was a consequence of the increase in the adjusted operating income (1) (which was up Ps.88.7 million), a higher income from equity investments (which was up Ps.54.2 million), an increase in net other income (which was up Ps.17.4 million), and a lower income tax (which decreased by Ps.8.1 million). This increase was partially offset by higher administrative expenses (which were up Ps.129.8 million) and higher loan loss provisions (which were up Ps.11.5 million).

The adjusted operating income for the quarter totaled Ps.564.6 million, up 18.6% from the Ps.475.9 million recorded in the third quarter of the prior year. It is worth mentioning that the net financial income for the third quarter of the prior year included a Ps.27.0 million profit resulting from the payment in negotiable obligations of part of the August 2007 capital increase. Excluding this profit, the adjusted net operating income for the third quarter of FY 2008 registered a Ps.115.7 million increase, up 25.8% from the same quarter of the previous fiscal year. This increase was due both to a higher adjusted net financial income (up Ps.36.5 million) and a higher net income from services (up Ps.79.2 million).

                                                                       In pesos
                                                  -------------------------------------------------
                                                    FY 2008      FY 2007       Nine Months Ended
Table I                                           ----------   ----------   -----------------------
Earnings per Share                                     3rd Q        3rd Q     09/30/08     09/30/07
-----------------------------------------------   ----------   ----------   -----------  ----------
Average Shares Outstanding (in thousands)(*)         562,327      525,675       562,327     487,875
Shares Outstanding (in thousands)(*)                 562,327      562,327       562,327     562,327
Book Value per Share                                   3.404        3.037         3.404      3.037
Earnings per Share                                     0.138        0.014         0.275     (0.043)

----------
(*)  During August 2007, 93.7 million new shares were issued.

----------
(1) Adjusted operating income: net adjusted financial income(2) plus net income from services.
(2) Adjusted net financial income: Financial Income excluding the adjustment to the valuation of public-sector assets, in accordance with Argentine Central Bank rules, plus net financial income from security margins of repo transactions (the latter are recorded under "Miscellaneous Income/Loss").

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A. consolidated with the subsidiaries under its direct or indirect control. The "Bank" refers to the consolidated Banco de Galicia y Buenos Aires S.A., unless there is a clarification of the contrary.

The Bank's consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. ("Galicia Uruguay") and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, Galicia Factoring y Leasing S.A., and Galicia Valores S.A. Sociedad de Bolsa. Beginning in the fourth quarter of FY 2007, the financial statements of Galicia Administradora de Fondos S.A. have been consolidated directly with those of the Bank.

THIRD QUARTER OF FY 2008 RESULTS

                                                                                Percentages
                                                             -------------------------------------------------
                                                              FY 2008      FY 2007        Nine Months Ended
Table II                                                     ----------   ----------   -----------------------
Profitability and Efficiency                                   3rd Q        3rd Q        09/30/08     09/30/07
----------------------------------------------------------   ----------   ----------   ----------   ----------
Return on Average Assets(*)                                        1.46         0.30         0.98       0.006
Return on Average Shareholders' Equity(*)                         16.60         1.92        11.29       (2.06)
Financial Margin(*)(1)                                             4.67         4.86         5.18        3.76
Net Income from Services as a % of Operating Income(2)            58.62        52.65        53.90       57.02
Net Income from Services as a % of Administrative Expenses        71.79        76.08        71.52       75.56
Administrative Expenses as a % of Operating Income(2)             81.64        69.20        75.37       75.47

----------
(*)  Annualized.
(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)  Operating Income: Net Financial Income plus Net Income from Services.

Net financial income for the third quarter of FY 2008 amounted to Ps.231.3 million, up Ps.7.9 million from the third quarter of the previous fiscal year. Excluding the Ps.2.5 million profit from the adjustment to the valuation of public-sector assets and including the financial income from security margins of repo transactions (a Ps.8.2 million profit), the Bank's adjusted net financial income for the third quarter of FY 2008 amounted to Ps.237.0 million. Calculated in the same manner, the adjusted net financial income for the third quarter of FY 2007 was Ps.227.5 million.

The quarter's net financial income includes a Ps.14.4 million profit from quotation differences, net of the results from foreign-currency forward transactions. This profit was composed of a Ps.36.1 million gain from FX brokerage and a Ps.21.7 million loss from the valuation of the Bank's net foreign-currency position. In the same quarter of the prior year, the gain from quotation differences was of Ps.22.9 million (composed by a Ps.29.7 million gain from FX brokerage and a Ps.6.8 million loss from the valuation of the foreign-currency net position).

The quarter's adjusted net financial income before quotation differences amounted to Ps.222.6 million, compared to a Ps.204.6 million income in the same quarter of 2007, which, as we previously mentioned, included a Ps.27.0 million gain from the payment in negotiable obligations of part of the August 2007 capital increase. Excluding this profit, the increase in the adjusted net financial income was of 25.3%, mainly as a consequence of the profits associated with the peso-denominated matched portfolio, partially offset by the loss on the foreign-currency denominated matched portfolio.

The increase in the adjusted net financial income was mainly a consequence of the increase in income from financial intermediation with the private sector (resulting from a Ps.1,418 million increase in the volume of average loans to the private sector during the year, together with a 166 basis points ("b.p.")

increase in the average lending rate), partially offset by the increase in the cost of liabilities, as a consequence of the higher average cost of deposits and debt securities.

With respect to the average yield on interest-earning assets, the 166 b.p. annual increase was mainly due to the 305 b.p. increase in the average yield on loans to the private sector and to such loans' greater relative weight within total interest-earning assets. These effects were offset by the 665 b.p. decrease in the average yield on assets related to financial trusts, mainly as a consequence of the impact in its valuation of the establishment of the provision for income tax, as provided by Decree No.1207/08 from the Argentine Executive Branch, which eliminated the differential income tax treatment that these financial trusts had enjoyed.

The average cost of interest-bearing liabilities for the third quarter of FY 2007 was reduced by the profit from the payment in negotiable obligations of part of the August 2007 capital increase. Excluding this effect, the average cost of interest-bearing liabilities would be 6.68% and that of the item "Debt Securities" 8.23%. Therefore, the average cost of interest-bearing liabilities for the third quarter of FY 2008 increased by 163 b.p. as compared to the same quarter of the previous year. This is attributable mainly to an increase in the average rate of time deposits from 8.14% to 12.16%, which is consistent with the developments in the overall Argentine financial market, and to an 87 b.p. increase in the cost of "Debt Securities", due to the increase in the cost of the Bank's restructured foreign debt in accordance with contractual conditions. This increases were partially offset by the decrease in the average yield on "Other Interest-Bearing Liabilities", which decreased from 8.63% to 7.35% in the twelve months ended September 30, 2008.

                                            Average balances in millions of pesos. Yields and rates in annualized nominal %
                                  --------------------------------------------------------------------------------------------------
                                                           FY 2008                                            FY 2007
                                  ----------------------------------------------------------  --------------------------------------
Table III                                3rd Q               2nd Q               1st Q               4th Q               3rd Q
Average Balances,                 ------------------  ------------------  ------------------  ------------------  ------------------
Yield and Rates(*)                 Av. B.     Int.     Av. B.     Int.     Av. B.     Int.     Av. B.     Int.     Av. B.     Int.
--------------------------------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Interest-Earning Assets             19,832     11.36    19,971     11.43    19,726     11.12    18,845     10.89    18,371      9.70
Government Securities(**)            3,363      3.43     3,776      3.34     3,890      4.45     3,950      5.03     4,293      3.84
Loans                               12,063     16.21    12,191     15.79    11,953     15.06    11,132     14.86    10,563     13.40
  - Private Sector                  10,785     16.89    10,938     15.93    10,727     15.07     9,932     15.14     9,367     13.84
  - Public Sector                    1,278     10.47     1,253     14.57     1,226     14.95     1,200     12.54     1,196      9.98
Financial Trusts Securities          1,062      3.67     1,029     10.97       992     10.82       968      6.99       913     10.32
Other Interest-Earning Assets        3,344      4.26     2,975      4.03     2,891      3.93     2,795      4.68     2,602      4.14
                                  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Interest-Bearing Liabilities        15,318      8.31    15,510      7.32    15,628      7.51    14,880      7.68    14,932      5.96
Current Accounts                       858      2.53       935      2.02       872      2.11       796      2.34       667      2.17
Savings Accounts                     2,596      0.19     2,534      0.18     2,564      0.17     2,449      0.17     2,371      0.17
Time Deposits                        6,824     12.16     6,585      9.52     7,157      9.60     6,625      9.92     6,813      8.14
Debt Securities                      2,648      9.10     2,876     10.21     2,919     10.22     3,077     10.06     3,506      5.15
Other Interest-Bearing
Liabilities                          2,392      7.35     2,580      7.43     2,116      7.84     1,933      7.94     1,575      8.63

----------
(*) Does not include the adjustment to the valuation of public-sector assets pursuant to Communique "A" 3911 of the Argentine Central Bank, nor quotation differences. Annual nominal rates were calculated using a 360-day denominator.
(**) Includes Discount Bonds and GDP-Linked Units, valued in accordance with
     Communique "A" 4270.

Provisions for loan losses for the third quarter of FY 2008 amounted to Ps.84.2 million, Ps.11.5 million more than in the same quarter of the prior year. This increase was due, mainly, to the seasoning of the individuals' portfolio.

Net income from services amounted to Ps.327.6 million, up 31.9% from the Ps.248.4 million recorded in the third quarter of the previous fiscal year. All items recorded a significant increase as compared with the same quarter of 2007 -particularly fees in connection with credit and debit cards and insurance products, and credit-related fees-. This result reflects the significant increase in the Bank's volume of transactions, together with certain adjustments in the price of some services, in line with the dynamics of the Argentine financial market.

                                                   In millions of pesos
                                     -----------------------------------------------
                                               FY 2008                  FY 2007
Table IV                             ---------------------------   -----------------
Income from Services, Net             3rd Q     2nd Q     1st Q     4th Q     3rd Q
----------------------------------   -------   -------   -------   -------   -------
National Cards                          93.0      88.6      79.4      76.6      65.9
Regional Credit Cards                  157.9     145.6     126.4     118.8     112.7
Deposit Accounts                        51.5      47.6      45.8      44.3      41.4
Insurance                               28.3      28.3      24.9      22.1      20.9
Financial Fees                          11.0      10.0       9.2       8.0       7.8
Credit-Related Fees                     25.2      26.1      22.7      21.8      22.7
Foreign Trade                           11.8      11.5      10.7      11.2      10.4
Collections                              9.0       8.5       7.9       7.8       7.3
Utility-Bills Collection Services        5.2       4.8       4.2       4.1       3.6
Mutual Funds                             1.1       1.1       1.1       1.0       0.9
Other                                   27.0      23.2      22.1      21.8      21.5
                                     -------   -------   -------   -------   -------
  Total Income                         421.0     395.3     354.4     337.5     315.1
                                     -------   -------   -------   -------   -------
  Total Expenditures                    93.4      94.9      80.4      77.7      66.7
                                     -------   -------   -------   -------   -------
  Income from Services, Net            327.6     300.4     274.0     259.8     248.4
                                     =======   =======   =======   =======   =======

Administrative expenses for the quarter totaled Ps.456.3 million, up 39.8% from the same quarter of the previous year. This increase was mainly as a consequence of the greater level of activity, the geographical expansion of the regional credit-card companies, the growth of the staff of those companies and the inflation during the period.

Income from equity investments amounted to Ps.56.2 million in the third quarter of FY 2008, mainly as a consequence of the Ps.53.8 million profit from the dividends corresponding to the Bank's interest in Visa Argentina S.A. (See:
Recent Developments)

Net other income for the quarter amounted to Ps.25.0 million, compared to a Ps.35.3 million loss for the third quarter of the previous year. The quarter's profit was mainly made up of profits from loans recovered and other miscellaneous income, partially offset by the net establishment of reserves and from the amortization of differences for amparo claims.. The loss recorded in the third quarter of FY 2007 was mainly the consequence of greater losses from the amortization of differences for amparo claims.

The income tax charge was of Ps.15.2 million, Ps.8.1 million lower than in the third quarter of FY 2007. This charge corresponds mainly to the regional credit-card companies.

LEVEL OF ACTIVITY

As of September 30, 2008, the Bank's total exposure to the private sector reached Ps.15,071 million, up 21.1% during the year and 36.2% annualized in the quarter.

Total loans granted by the Bank in Argentina to the private sector increased by 14.7% between September 30, 2008 and the same date of the prior year. The Bank's market share of loans to the private sector decreased from 7.58% to 6.78% between September 30, 2007 and 2008. This decrease was mainly due to the setting up of financial trusts and the transfer of loans to the private sector to such trusts and to the sale of its credits to Aguas Argentinas S.A. (See: Asset Quality)

The regional credit-card companies' total loan portfolio amounted to Ps.2,189 million, representing a 11.8% increase between September 30, 2008 and the same date of the previous year, and a Ps.78.0 million decrease during the quarter, mainly due to the setting up of financial trusts and the transfer of loan portfolios to such trusts.

Total gross loans as of September 30, 2008, amounted to Ps.12,819 million, including Ps.1,403 million from the financial and non-financial public sectors.

                                                     In millions of pesos
                                     ---------------------------------------------------
                                                 FY 2008                    FY 2007
Table V                              ------------------------------   -------------------
Exposure to the Private Sector         3rd Q      2nd Q      1st Q      4th Q      3rd Q
----------------------------------   --------   --------   --------   --------   --------
Loans                                  11,416     11,015     11,202     10,657      9,949
Leasing                                   463        430        403        360        327
Corporate Securities                        6         15         16         21         20
Other Financing(*)                      1,957      1,653      1,596      1,409      1,311
                                     --------   --------   --------   --------   --------
Total Credit                           13,842     13,113     13,217     12,447     11,607
                                     --------   --------   --------   --------   --------
Securitized Loans(**)                   1,229        839        931        978        834
                                     --------   --------   --------   --------   --------
Total                                  15,071     13,952     14,148     13,425     12,441
                                     ========   ========   ========   ========   ========

----------
(*) Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**) As of September 30, 2008, includes the outstanding balances of the loans transferred to the following trusts: "Galicia Personales IV", "Galicia Personales V", "Galicia Personales VI", "Galicia Personales VII", "Galicia Personales VIII", "Galicia Creditos Inmobiliarios I", "Galicia Creditos Inmobiliarios II", "Galicia Prendas Comerciales I", "Galicia Leasing I." Also includes the outstanding balances of the loans securitized by the regional credit-card companies.

Private-sector loan growth during the twelve months ended September 30, 2008, was mainly concentrated in loans to middle-market companies (24.1%) and individuals (20.0%), while loans to large corporations recorded a 16.6% decrease. By sector of activity, the Bank increased its exposure mainly to the retail and wholesale trade sector (21.1%), the manufacturing sector (21.0%), consumers (20.1%), and to the agriculture and livestock sector (15.5%).

                                                  In millions of pesos
                                   ---------------------------------------------------
                                               FY 2008                    FY 2007
Table VI                           ------------------------------   -------------------
Loans by Type of Borrower            3rd Q      2nd Q      1st Q      4th Q      3rd Q
--------------------------------   --------   --------   --------   --------   --------
Large Corporations                    1,541      1,465      1,879      1,870      1,848
Middle-Market Companies               4,133      4,093      4,341      3,994      3,330
Individuals                           5,231      5,355      4,816      4,631      4,358
Financial Sector                        619        210        274        269        520
Non-Financial Public Sector           1,295      1,272      1,247      1,211      1,199
                                   --------   --------   --------   --------   --------
  Total Loans                        12,819     12,395     12,557     11,975     11,255
                                   --------   --------   --------   --------   --------
Allowances                              459        520        461        429        389
                                   --------   --------   --------   --------   --------
  Total Loans, Net                   12,360     11,875     12,096     11,546     10,866
                                   ========   ========   ========   ========   ========

                                                 In millions of pesos
                                ----------------------------------------------------
                                           FY 2008                     FY 2007
Table VII                       ------------------------------   -------------------
Loans by Sector of Activity       3rd Q      2nd Q      1st Q      4th Q      3rd Q
-----------------------------   --------   --------   --------   --------   --------
Financial Sector                     619        210        274        269        520
Services                           2,256      2,419      2,533      2,357      2,433
  - Public Sector                  1,295      1,272      1,247      1,211      1,199
  - Other                            961      1,147      1,286      1,146      1,234
Agriculture & Livestock            1,148      1,266      1,307      1,218        994
Consumer                           4,979      5,089      4,587      4,402      4,146
Retail & Wholesale Trade           1,547      1,360      1,608      1,575      1,277
Construction                         154        182        210        268        161
Manufacturing                      1,985      1,790      1,954      1,807      1,641
Other                                131         79         84         79         83
                                --------   --------   --------   --------   --------
  Total Loans                     12,819     12,395     12,557     11,975     11,255
                                --------   --------   --------   --------   --------
Allowances                           459        520        461        429        389
                                --------   --------   --------   --------   --------
  Total Loans, Net                12,360     11,875     12,096     11,546     10,866
                                ========   ========   ========   ========   ========

Between September 30, 2007 and September 30, 2008, the Bank reduced its exposure to the public sector by Ps.360 million (See Table VIII), mainly as a consequence of a Ps.609 million decrease in the balance of Boden 2012 bonds due to the collection of amortization coupon and to sales of such bonds to fund the repurchase of restructured foreign debt. This effect was partially offset by the increase in the net position held for trading due to the purchase of Bills and Notes issued by the Argentine Central Bank (Lebac and Nobac).

                                                                        In millions of pesos
                                                          -----------------------------------------------
                                                                    FY 2008                  FY 2007
Table VIII                                                ---------------------------   -----------------
Exposure to the Argentine Public Sector(*)                 3rd Q     2nd Q     1st Q     4th Q     3rd Q
-------------------------------------------------------   -------   -------   -------   -------   -------
Government Securities' Net Position                         3,440     3,580     3,893     3,859     3,960
  Held for Trading                                            640       302       491       417       529
  Boden 2012 Bonds                                          2,114     2,586     2,710     2,744     2,723
  Discount Bonds and GDP-Linked Negotiable Securities         686       692       692       698       708
Loans                                                       1,403     1,380     1,355     1,318     1,306
  Secured Loans, Net                                        1,295     1,272     1,247     1,211     1,199
  Other                                                       108       108       108       107       107
Other Receivables Resulting from Financial Brokerage          919       908       890       870       856
  Trust Certificates of Participation and Securities          919       908       890       870       856
                                                          -------   -------   -------   -------   -------
Total Exposure                                              5,762     5,868     6,138     6,047     6,122
                                                          =======   =======   =======   =======   =======

----------
(*) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank's minimum cash requirements.

Equity investments amounted to Ps.94.0 million, up 81.5% from the Ps.51.8 million recorded at the end of the third quarter of FY 2007, mainly as a consequence of the registration of Ps.37.5 million corresponding to dividends from Visa Argentina S.A. pending collection.

The item "Bank Premises and Equipment, Miscellaneous and Intangible Assets" includes Ps.305 million of net deferred losses associated to amparo claims. This amount includes Ps.210 million of deferred amortization.

The Bank's consolidated deposits amounted to Ps.14,259 million, of which Ps.311 million were deposits in Galicia Uruguay.

As of September 30, 2008, the Bank's deposits in Argentina amounted to Ps.14,089 million, representing a 13.0% increase, as compared to September 30, 2007, and a 43.7% annualized increase during the quarter.

                                                In millions of pesos
                                ----------------------------------------------------
                                           FY 2008                     FY 2007
Table IX                        ------------------------------   -------------------
Deposits in Argentina             3rd Q      2nd Q      1st Q      4th Q      3rd Q
-----------------------------   --------   --------   --------   --------   --------
In Pesos                          12,246     11,150     11,847     11,243     10,777
  Current Accounts                 3,173      2,892      3,031      2,698      2,514
  Savings Accounts                 2,637      2,522      2,445      2,479      2,283
  Time Deposits                    6,174      5,429      6,030      5,640      5,378
  Adjusted Time Deposits              32         65        101        202        376
  Other                              230        242        240        224        226
In Foreign Currency                1,843      1,719      1,788      1,748      1,687
                                --------   --------   --------   --------   --------
Total Deposits                    14,089     12,869     13,635     12,991     12,464
                                ========   ========   ========   ========   ========

As of September 30, 2008, the Bank's estimated market share of deposits in the Argentine financial system, considering its deposits in Argentina only, was 5.88%, compared with 6.24% as of the same date of 2007, and with 5.71% as of June 30, 2008. Considering only private-sector deposits, the Bank's estimated deposit market share reached 7.96% as of September 30, 2008, compared with 8.34% as of the same date of 2007, and with 7.73% as or June 30, 2008.

                                                     Percentages
                                ----------------------------------------------------
                                           FY 2008                     FY 2007
Table X                         ------------------------------   -------------------
Market Share(*)                   3rd Q      2nd Q      1st Q      4th Q      3rd Q
-----------------------------   --------   --------   --------   --------   --------
Total Deposits                      5.88       5.71       6.16       6.32       6.24
Private Sector Deposits             7.96       7.73       8.21       8.23       8.34
Total Loans                         6.64       6.73       7.44       7.41       7.44
Loans to the Private Sector         6.78       7.05       7.81       7.75       7.58

----------
(*) Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system, according to the daily information on deposits and loans published by the Argentine Central Bank. End-of-period data. Deposits and Loans include only principal. The regional credit-card companies' data is not included.

Other financial liabilities increased by Ps.827 million from the amount as of the end of the third quarter of FY 2007. The increase was mainly the consequence of an increase in the balance of repo transactions and greater financing from merchants in connection with credit-card activities. These increases were partially offset by the reduction in the Bank's restructured foreign debt, which amounted to US$ 145 million, due to amortization, prepayments and cancellations in advance, and to the US$ 25 million payment made by Galicia Uruguay, in connection with the amortization installment of its negotiable obligations due in September 2008 and to the prepayment of the installments due in 2009 and 2010.

                                                                     In millions of pesos
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
Table XI                                        ------------------------------------   -----------------------
Other Financial Liabilities                        3rd Q        2nd Q        1st Q        4th Q        3rd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Domestic Financial Institutions and Credit
 Entities                                              295          442          285          225          216
Foreign Financial Institutions and Credit
 Entities                                              752          761          593          504          457
Negotiable Obligations(*)                            2,669        2,831        2,951        3,051        3,235
Obligations in Connection with Spot
 Transactions Pending Settlement and Repo
 Transactions                                        1,361        1,367        1,309        1,273        1,007
Other(**)                                            2,241        1,919        1,982        1,950        1,576
                                                ----------   ----------   ----------   ----------   ----------
Total                                                7,318        7,320        7,120        7,003        6,491
                                                ==========   ==========   ==========   ==========   ==========

----------
(*)  Includes subordinated negotiable obligations.
(**) Includes, mainly, debt with merchants in connection with credit-card activities.

As of September 30, 2008, the Bank had 1.5 million deposit accounts, which represents an increase of approximately 193 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached
6.0 million, with a 18.5% increase from the 5.1 million credit cards managed a year before (See the Additional Information table).

ASSET QUALITY

During the quarter, the Bank's sold its credits granted to Aguas Argentinas S.A. (See: Recent Developments), and the charge off against the corresponding allowance for loan losses was made. Mainly as a consequence of this transaction, the Bank's non-accrual loan portfolio decreased by Ps.103 million during the quarter. The non-accrual loan portfolio as a percentage of total loans to the private sector decreased from 4.22% as of June 30, 2008, to 3.17% as of September 30, 2008, and the coverage of the non-accrual loan portfolio with allowances for loan losses increased from 111.83% to 126.8% in the quarter.

                                                           In millions of pesos, except percentages
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
Table XII                                       ------------------------------------   -----------------------
Loan Portfolio Quality                             3rd Q        2nd Q        1st Q        4th Q        3rd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Non-Accrual Loans(*)                                   362          465          405          376          385
  - With Preferred Guarantees                           39           38           35           44           42
  - With Others Guarantees                               3            6            6            5            5
  - Without Guarantees                                 320          421          364          327          338
Allowance for Loan Losses                              459          520          461          429          389
                                                ----------   ----------   ----------   ----------   ----------
Non-Accrual Loans to Total Loans(%)                   2.82         3.75         3.23         3.14         3.42
Non-Accrual Loans to Private-Sector Loans(%)          3.17         4.22         3.62         3.53         3.87
Allowance for Loan Losses to Total Loans(%)           3.58         4.20         3.67         3.58         3.46
Allowance for Loan Losses to Private-Sector
 Loans(%)                                             4.02         4.72         4.12         4.03         3.91
Allowance for Loan Losses to Non-Accrual
 Loans(%)                                           126.80       111.83       113.83       114.10       101.04
Non-Accrual Loans with Guarantees to
 Non-Accrual Loans(%)                                11.60         9.46        10.12        13.03        12.21

----------
(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.139 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.2 million were made.

                                                                     In millions of pesos
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
Table XIII                                      ------------------------------------   -----------------------
Consolidated Analysis of Loan Loss Experience      3rd Q        2nd Q        1st Q        4th Q        3rd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Allowance for Loan Losses at the Beginning of
 the Quarter                                           520          461          429          389          365
Changes in the Allowance for Loan Losses
  Provisions Charged to Income                          84           96           83           95           71
  Provisions Reversed                                   (6)           -            -          (18)           -
  Charge Offs                                         (139)         (37)         (51)         (37)         (47)
Allowance for Loan Losses at Quarter End               459          520          461          429          389
                                                ----------   ----------   ----------   ----------   ----------
Charge to the Income Statement
  Provisions Charged to Income                          82           91           83           95          71-
  Direct Charge Offs                                     2            2            1            1            1
  Bad Debts Recovered                                  (52)         (10)          (7)         (12)         (18)
  Provisions Reversed(*)                                (6)           -            -          (18)           -
Net Charge to the Income Statement                      26           83           77           66           54

----------
(*)  Recorded under "Net Other Income".

In the following table, asset quality information is also shown in terms of "total credit." Total credit is defined as loans, certain accounts included in "Other Receivables Resulting from Financial Brokerage" representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

                                                            In millions of pesos, except percentages
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
Table XIV                                       ------------------------------------   -----------------------
Asset Quality - Total Credit                       3rd Q        2nd Q        1st Q        4th Q        3rd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Non-Accrual Portfolio(*)                               370          479          422          399          408
  - With Preferred Guarantees                           40           40           37           45           44
  - With Other Guarantees                                3            6            6            5            5
  - Without Guarantees                                 327          433          379          349          359
Allowance for Credit Losses                            470          533          474          447          408
                                                ----------   ----------   ----------   ----------   ----------
Non-Accrual Portfolio to Total Credit(%)              2.43         3.31         2.90         2.90         3.16
Non-Accrual Portfolio to Private-Sector
 Credit(%)                                            2.67         3.65         3.19         3.21         3.52
Allowance for Credit Losses to Total
 Credit(%)                                            3.08         3.68         3.25         3.25         3.16
Allowance for Credit Losses to Private-Sector
 Credit(%)                                            3.40         4.06         3.59         3.59         3.52
Allowance for Credit Losses to Non-Accrual
 Portfolio(%)                                       127.03       111.27       112.32       112.03       100.00
Non-Accrual Portfolio with Guarantees to
 Non-Accrual Portfolio(%)                            11.62         9.60        10.19        12.53        12.01

----------
(*) Includes credits classified under the categories mentioned in the note to Table XII.

CAPITALIZATION AND LIQUIDITY

As of September 30, 2008, the Bank's consolidated computable capital exceeded by Ps.892 million the Ps.1,522 million minimum capital requirement.

The increase in the minimum capital requirement between September 30, 2008 and September 30, 2007 was mainly attributable to the Bank's greater exposure to the private sector.

                                                           In millions of pesos, except percentages
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
Table XV                                        ------------------------------------   -----------------------
Consolidated Regulatory Capital                    3rd Q        2nd Q        1st Q        4th Q        3rd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Minimum Capital Required (A)                         1,522        1,551        1,512        1,303        1,319
  Allocated to Financial Assets                        888          904          877          786          754
  Allocated to Fixed Assets                            166          160          157          153          155
  Allocated to Other Assets                             61           63           61           61           63
  Allocated to Market Risk                               4            7           10           20           21
  Allocated to Interest-Rate Risk                       59           67           56           52           67
  Allocated to Lending to the Public Sector            344          350          351          231          259
Computable Capital (B)                               2,414        2,405        2,409        2,357        2,311
  Core Capital                                       1,787        1,783        1,796        1,757        1,751
  Supplemental Capital                                 834          812          788          757          717
  Deductions                                          (212)        (197)        (183)        (160)        (161)
  Additional Capital - Market Variation                  5            7            8            3            4
Excess over Required Capital (B) - (A)                 892          854          897        1,054          992
                                                ----------   ----------   ----------   ----------   ----------
Total Capital Ratio(%)                               13.54        13.27        13.57        15.54        15.31
                                                ==========   ==========   ==========   ==========   ==========

As of September 30, 2008, the Bank's unconsolidated liquid assets (held by the Bank's Argentine operation only) represented 68.84% of the Bank's transactional deposits and 31.22% of its total deposits in Argentina. Including government securities available, at their market value, the latter ratio was 32.83%.

                                                              FY 2008                          FY 2007
Table XVI                                       ------------------------------------   -----------------------
Liquidity (unconsolidated)                         3rd Q        2nd Q        1st Q        4th Q        3rd Q
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Liquid Assets(*) as a percentage of
 Transactional Deposits                              68.84        47.61        52.89        55.87        60.76
Liquid Assets(*) as a percentage of Total
 Deposits                                            31.22        22.15        23.38        24.57        25.91

----------
(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank's bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repos with the local market.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                      In millions of pesos
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
                                                ------------------------------------   -----------------------
                                                   3rd Q        2nd Q        1st Q        4th Q        3rd Q
                                                ----------   ----------   ----------   ----------   ----------
Cash and Due from Banks                            3,291.0      3,037.6      2,692.7      2,959.1      2,622.6
Government and Corporate Securities                1,056.0      1,186.5      1,785.8      1,674.8      2,226.9
Net Loans                                         12,359.5     11,874.9     12,095.5     11,546.1     10,866.4
Other Receivables Resulting from Financial
 Brokerage                                         4,197.0      3,787.7      3,951.3      3,538.5      3,140.9
Equity Investments in Other Companies                 94.0         52.6         53.8         51.2         51.8
Bank Premises and Equipment, Miscellaneous
 and Intangible Assets                             1,414.5      1,373.5      1,316.2      1,281.1      1,232.0
Other Assets                                       1,816.8      1,603.7      1,524.4      1,475.3      1,329.8
                                                ----------   ----------   ----------   ----------   ----------
Total Assets                                      24,228.8     22,916.5     23,419.7     22,526.1     21,470.4
                                                ----------   ----------   ----------   ----------   ----------
Deposits                                          14,258.8     13,108.0     13,894.7     13,188.5     12,759.6
Other Liabilities Resulting from Financial
 Brokerage                                         6,447.4      6,477.9      6,261.7      6,148.2      5,659.2
Subordinated Negotiable Obligations                  870.2        841.8        857.9        855.3        832.1
Other                                                619.1        540.0        491.6        462.8        417.6
Minority Interests                                   119.4        112.6        115.7        111.9         94.0
                                                ----------   ----------   ----------   ----------   ----------
Total Liabilities                                 22,314.9     21,080.3     21,621.6     20,766.7     19,762.5
                                                ----------   ----------   ----------   ----------   ----------
Shareholders' Equity                               1,913.9      1,836.2      1,798.1      1,759.4      1,707.9
                                                ----------   ----------   ----------   ----------   ----------
Foreign-Currency Assets and Liabilities
- Assets                                           6,096.6      6,092.4      6,266.8      6,202.9      6,031.8
- Liabilities                                      6,853.9      6,758.7      6,809.8      6,739.2      6,463.0
- Net Forward Purchases/(Sales) of Foreign
   Currency(1)                                       959.5        782.3        750.9        860.5        550.0

----------
(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(1)  Recorded off-balance sheet.

             SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                     In millions of pesos
                                                --------------------------------------------------------------
                                                              FY 2008                          FY 2007
                                                ------------------------------------   -----------------------
                                                   3rd Q        2nd Q        1st Q        4th Q        3rd Q
                                                ----------   ----------   ----------   ----------   ----------
FINANCIAL INCOME                                     586.3        639.9        585.5        547.8        513.1
- Interest on Cash and Due from Banks                  1.6          2.1          3.3          5.1          3.9
- Interest on Loans to the Financial Sector            1.0          0.7          0.3          0.3          0.3
- Interest on Overdrafts                              49.8         40.8         36.4         34.4         32.1
- Interest on Promissory Notes                       115.0        101.3        104.2         97.3         75.7
- Interest on Mortgage Loans                          32.1         30.9         30.2         29.6         26.0
- Interest on Pledge Loans                             4.0          3.6          3.4          3.7          3.5
- Interest on Credit-Card Loans                      157.2        161.1        139.4        127.6        111.9
- Interest on Other Loans                             79.0         78.2         70.8         63.1         56.4
- Net Income from Government and Corporate
   Securities                                         38.5         62.9         73.8         56.6         80.6
- Interest on Other Receivables Resulting
   from Financial Brokerage                            8.0          8.9          8.7          9.6          8.7
- Net Income from Secured Loans - Decree
   No.1387/01                                         13.2         13.1         12.7         12.4         12.2
- CER Adjustment                                      24.1         39.0         39.5         47.5         22.1
- Other                                               54.8         29.4         39.4         31.2         56.1
- Quotation Differences on Gold and Foreign
   Currency                                            8.0         67.9         23.4         29.4         23.6
FINANCIAL EXPENSES                                   355.0        354.0        331.3        334.8        289.7
- Interest on Current-Account Deposits                 5.4          4.7          4.6          4.7          3.6
- Interest on Savings-Account Deposits                 0.9          0.9          0.9          0.8          0.8
- Interest on Time Deposits                          206.6        153.9        167.3        156.8        131.1
- Interest on Subordinated Obligations                24.7         24.4         24.9         24.2         24.1
- Other Interest                                       0.7          0.9          1.1          1.1          1.1
- Interest on Interbank Loans Received
   (Call Money Loans)                                    -          2.0          0.1          0.7          1.5
- Interest on Financing from the Financial
   Sector                                              0.2          0.2          0.3          0.4          0.5
- Interest on Other Liabilities Resulting
   from Financial Brokerage                           70.1         69.7         69.7         70.4         77.7
- Contributions to the Deposit Insurance Fund          5.8          6.0          5.7          5.5          5.3
- CER Adjustment                                       1.0          3.3          4.5          7.8          7.9
- Other                                               39.6         88.0         52.2         62.4         36.1
GROSS FINANCIAL MARGIN                               231.3        285.9        254.2        213.0        223.4
PROVISIONS FOR LOAN LOSSES                            84.2         94.0         85.2         96.5         72.7
INCOME FROM SERVICES, NET                            327.6        300.4        274.0        259.8        248.4
ADMINISTRATIVE EXPENSES                              456.3        435.1        369.8        355.6        326.5
- Personnel Expenses                                 248.1        235.2        206.5        186.6        170.7
- Directors' and Syndics' Fees                         1.3          1.4          1.3          1.3          1.3
- Other Fees                                          13.9         12.8         10.7         11.4         10.0
- Advertising and Publicity                           42.5         41.9         25.0         32.9         29.4
- Taxes                                               23.4         23.5         19.6         20.0         17.4
- Depreciation of Premises and Equipment              15.1         14.9         15.1         14.4         13.1
- Amortization of Organization Expenses                9.7          9.0          7.9          8.5          9.2
- Other Operating Expenses                            65.6         61.4         55.6         51.6         49.0
- Other                                               36.7         35.0         28.1         28.9         26.4
MINORITY INTERESTS RESULTS                            (6.8)        (4.0)        (3.9)        (5.6)        (8.5)
INCOME FROM EQUITY INVESTMENTS                        56.2          1.0          2.0          0.7          2.0
NET OTHER INCOME                                      25.0          6.0       (12.5)         49.6        (35.3)
INCOME TAX                                            15.2         22.1         20.1         14.0         23.3
NET INCOME/(LOSS)                                     77.6         38.1         38.7         51.4          7.5

----------
(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Art.33 - Law 19550).

                                               ADDITIONAL INFORMATION

                                                              FY 2008                          FY 2007
                                                ------------------------------------   -----------------------
                                                   3rd Q        2nd Q        1st Q        4th Q        3rd Q
                                                ----------   ----------   ----------   ----------   ----------
Mutual Funds (In millions of pesos)(*)               787.6        651.1        814.9        617.0        601.9
                                                ----------   ----------   ----------   ----------   ----------
Physical Data (Number of)
  Employees                                          9,674        9,695        9,327        8,962        8,675
   Bank in Argentina                                 5,494        5,591        5,451        5,164        5,142
   Other companies                                   4,180        4,104        3,876        3,798        3,533
  Branches                                             382          378          374          363          358
   Bank Branches                                       234          234          233          233          233
   Regional Credit-Card Companies Offices              148          144          141          130          125
  Deposit Accounts (in thousands)                    1,520        1,434        1,399        1,364        1,327
  Credit Cards (in thousands)                        5,995        5,878        5,605        5,391        5,057
                                                ----------   ----------   ----------   ----------   ----------
Inflation and Exchange Rates
  Retail Price Index(%)(**)                           1.35         2.04         2.55         2.48         1.90
  Wholesale Price Index (IPIM)(%)(**)                 2.13         3.54         2.86         2.62         4.11
  CER Coefficient(%)(**)                              1.50         2.52         2.42         2.30         1.50
  Exchange Rate (Pesos per US$)(***)                3.1302       3.0242       3.1653       3.1510       3.1495

----------
(*)   Market value of the FIMA mutual fund units under custody.
(**)  Variation within the quarter.
(***) As of the last working day of the quarter.

RECENT DEVELOPMENTS

BANCO GALICIA

Foreign Debt Reduction

As indicated in the Bank's report published on August 7, 2008, on July 1, 2008, the fifth amortization coupon of the debt maturing in 2010 became due and, therefore, US$ 34.7 million was paid on such debt. In addition, on July 25, 2008, the Bank cancelled in advance US$ 32.3 million of face value of its notes due in 2014 acquired during market transactions.

As of the date of this report, the outstanding principal amount of debt due in 2010 was US$ 104.2 million (US$ 102.6 million being negotiable obligations) and the outstanding principal amount of debt due in 2014 was US$ 297.0 million (US$
271.9 million being negotiable obligations). The remaining outstanding principal of both issuances is equivalent in aggregate to 38.3% of the senior debt issued in May 2004.

In addition, in last September, Galicia Uruguay paid the amortization installment due in September 2008 of its debt with final due date on September 1, 2011, and prepaid the amortization installments due in September 2009 and 2010, for an aggregate principal amount of US$ 55.4 million.

Equity Investments in and Credits to Grupo Aguas

During September 2008 the Bank sold its interest in and credits to Aguas Argentinas S.A. and in Aguas Provinciales de Sante Fe S.A. (in liquidation), thus extinguishing also the contingent obligations assumed in connection with these equity investments. As of December 31, 2007, the Bank's equity investments were fully provisioned, while for the credits' provisions corresponding to the debtor's status in accordance with the applicable regulations had been established.

As of September 30, 2008, a Ps.23.4 million profit was registered as a result of this transaction.

Equity Investments in Visa Argentina S.A.

In March 2008, the initial public offering of Visa Inc. shares took place. As a consequence, Visa Argentina S.A. received shares of Visa Inc., which were partially sold during the fiscal year, with a Ps.357.2 million net revenue, while the remaining shares were kept.

In their meeting held in September 2008, the shareholders of Visa Argentina S.A. approved the distribution of dividends corresponding to fiscal year 2007/2008, which include the ordinary income and the above mentioned profit from the sale of shares.

For its equity investment in Visa Argentina S.A., the Bank was entitled to Ps.53.8 million, Ps.37.5 million of which were pending collection as of the end of the quarter.

Branch Network

The Bank continued expanding its distribution network, with the opening of the Villa Mercedes branch, in San Luis, and the Recta Martinolli branch, in Cordoba, on October 14 and November 3, respectively.

Financial Trusts - Own Portfolio

During the third quarter and after, the Bank publicly offered the securities issued by the following financial trusts:

                                                                    En millones de pesos
                                 -----------------------------------------------------------------------------------------
                                        Galicia                Tarjeta            Tarjeta Naranja       Tarjetas Cuyanas
                                    Personales VIII          del Mar IV             Trust VIII              Trust VI
                                 --------------------   --------------------   --------------------   --------------------
Issue date                            07.16.2008             08.06.2008             08.21.2008             10.03.2008
Estimated Maturity Date of the
 Certificates of Participation        04.15.2013             05.27.2009             09.20.2010             02.23.2010
Underlying Assets (Portfolio
  Transferred)                        Ps.187.50               Ps.26.80              Ps.138.74               Ps.89.00
Debt Securities Issued                Ps.178.12               Ps.21.44              Ps.117.93               Ps.71.20
Certificates of Participation          Ps.9.38                Ps.5.36               Ps.20.81(*)            Ps.17.80(*)

----------
(*)  Not publicly offered.

FINANCIAL SYSTEM AND MAIN REGULATORY CHANGES

Regulation            Issuer                   Topic
-------------------   ----------------------   ----------------------------------------------------------
Communique "A" 4851   Argentine Central Bank   Minimum cash  requirements for foreign exchange  deposits.
                                               Use of the  lending  capacity  from  deposits  in  foreign currency.

Communique "A" 4858   Argentine Central Bank   Minimum  cash  requirements  to be applied in October  and
                                               November 2008.

Communique "A" 4859   Argentine Central Bank   Financial  assistance from the Argentine  Central Bank for liquidity reasons.

Communique "A" 4861   Argentine Central Bank   Valuation  of  national  government  securities  and  debt securities issued by the Argentine  Central Bank.  Special
                                               Investment Account.

--------------------------------------------------------------------------------
This report is a summary analysis of the Bank's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank's financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
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